AM
2-22-2005

SECURI 05035621 SSION

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SEC FILE NUMBER
8- 48469

PROCESSED
FEB 24 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 2/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION RECEIVED FEB 1 8 2005 WASH, D.C. 179

NAME OF BROKER-DEALER:
First China Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Swarthmore Avenue
(No. and Street)

Pacific Palisades	California	90272
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hui Wang (310) 459-8064
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hui Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First China Capital, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me
this 13 day of Jan., 2005

Sylvia Daves Grieb
Notary Public

Signature

President
Title

SYLVIA DAVES GRIEB
Commission # 1352765
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First China Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
First China Capital, Inc.

I have audited the accompanying statement of financial condition of First China Capital, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First China Capital, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 14, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

First China Capital, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 68,395
Accounts receivable	10,000
Marketable securities, at market	6
Securities, not readily marketable	1,650
Furniture, equipment and vehicles net of $13,821 accumulated depreciation	28,875
Prepaid income taxes	1,200
Receivable from related party	69,328
Total assets	$ 179,454

Liabilities & Stockholders' Equity

Liabilities	
Payroll payable	$ 18,368
Total liabilities	18,368
Stockholders' equity	
Common stock, no par value, 50,000,000 shares authorized, 780,000 issued and outstanding	330,435
Accumulated deficit	(169,349)
Total stockholders' equity	161,086
Total liabilities & stockholders' equity	$ 179,454

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Operations
For the Year Ended December 31, 2004

Revenues	
Commissions and fees	$ 159,456
Interest and dividends	1,328
Realized gains (losses)	76,867
Unrealized gains (losses)	6
Other income	564
Total revenue	238,221
Expenses	
Employee compensation and benefits	66,000
Communications	4,571
Interest	174
Taxes, other than income taxes	13,328
Other operating expenses	157,283
Total expenses	241,356
Total income (loss) before income tax provision	(3,135)
Income tax provision	800
Net income (loss)	$ (3,935)

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Accumulated Deficit	Total
Balance, at January 1, 2004	$ 330,435	$ (165,414)	$ 165,021
Net income (loss)	–	(3,935)	(3,935)
Balance, at December 31, 2004	$ 330,435	$ (169,349)	$ 161,086

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flow from operating activities		
Net income (loss)		$ (3,935)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 10,710	
(Increase) decrease in:		
Marketable securities, at market	35,326	
Income tax receivable	(1,200)	
(Decrease) increase in		
Payroll payable	18,368	
Income taxes payable	(2,024)	
Total adjustments		61,180
Net cash and cash equivalents provided by (used in) operating activities		57,245
Cash flows from investing activities		
Expired options	825	
Purchase of automobile	(39,585)	
Net cash and cash equivalents provided by (used in) investing activities		(38,760)
Cash flows from financing activities		
Loans to related parties	(28,943)	
Net cash and cash equivalents provided by (used in) financing activities		(28,943)
Net increase (decrease) in cash and cash equivalents		(10,458)
Cash and cash equivalents, January 1, 2004		78,853
Cash and cash equivalents, December 31,2004		$ 68,395

Supplemental disclosure of cash flow information	
Cash paid during the period ended December 31, 2004	
Income taxes	$ 4,024
Interest	$ 174

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First China Capital, Inc. (the "Company") was incorporated in the State of California on February 16, 1995. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company provides high quality medium sized Chinese growth companies access to the U.S. capital markets. The Company also arranges joint ventures between Chinese firms and U.S. firms in China.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and CD's as cash equivalents.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Receivables from related party are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with the fair market value of $6. The accounting for the mark-to-market on the proprietary holdings is included in income as unrealized gains of $6.

Note 3: FURNITURE, EQUIPMENT AND VEHICLES

The furniture, equipment and vehicles are recorded at cost.

		Depreciable Life Years
Vehicles	$ 39,585	5
Furniture & equipment	3,111	5-7
	42,696	
Less accumulated depreciation	(13,821)	
Furniture, equipment and vehicles, net	$ 28,875	

Depreciation expense for the year ended December 31, 2004 was $10,710 for an automobile purchased during the year.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The second tranche became exercisable on June 30, 2004 at $14 and expired on June 25, 2004. The Company has the remaining options to exercise in the following tranches:

		Exercisable on	Expires on	Exercise Price
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $1,650.

Note 5: RELATED PARTY TRANSACTIONS

The Company has loaned money to one of its shareholders. The loan is unsecured, non-interest bearing, and due on demand.

Note 6: INCOME TAXES

The income tax provision for the year ended December 31, 2004 consists of the California Franchise Tax Board tax of $800.

The Company has available at December 31, 2004, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $21,502, that expires in the year 2024. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $50,387 which was $45,387 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($18,368) to net capital was 0.36 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

First China Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Stockholders' equity		
Common stock	$ 330,435	
Accumulated deficit	(169,349)	
Total stockholders' equity		$ 161,086
Less: Non allowable assets		
Accounts receivable	(10,000)	
Securities, not readily marketable	(1,650)	
Furniture, equipment and vehicles	(28,875)	
Receivable from related party	(69,328)	
Net adjustments		(109,853)
Net capital before haircuts		51,233
Less: Haircuts on securities		
Haircuts on securities	(1)	
Haircuts money market accounts	(845)	
Total adjustments to net capital		(846)
Net Capital		50,387
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,225	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 45,387
Percentage of aggregate indebtedness to net capital	0.36:1	

There was a no material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2004.

See independent auditor's report.

First China Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

First China Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

First China Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
First China Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of First China Capital, Inc. (the Company), for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by First China Capital, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 14, 2005